EXHIBIT 99.22

CONSENT OF ROBERT SIM, P. GEO.

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2020 of Equinox Gold Corp.

/s/ Robert Sim
By: Robert Sim, P. Geo.

Dated: March 24, 2021